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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
(in thousands, except ratios)	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes(1)	$(2,386,881)	$429,859	$191,084	$94,764	$165,588
(Income) loss from equity method investee	(6,799)	192	(29)	—	—
Fixed charges (less capitalized interest)	104,083	122,039	100,834	85,943	50,914

Total	$(2,289,597)	$552,090	$291,889	$180,707	$216,502
Fixed Charges:
Interest expense(2)	$98,728	$116,186	$95,559	$81,383	$46,709
Amortization of debt issuance costs	4,727	5,137	5,023	4,816	3,871
Interest component of rental expense	864	866	507	371	334

Total	$104,319	$122,189	$101,089	$86,570	$50,914
Ratio of earnings to fixed charges	— (3)	4.5	2.9	2.1	4.3

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income (loss) plus fixed charges less interest capitalized and "fixed charges" represents interest incurred, amortization of deferred debt offering costs and that portion of rental expense on operating leases deemed to be the equivalent of interest. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we have no preferred stock outstanding as of the date of this prospectus.

(1)
Refer to Note 4.d of our 2015 Annual Report on Form 10-K for discussion regarding our discontinued operations.

(2)
Interest expense is gross of interest income for all periods presented and includes capitalized interest of $236, $150, $255 and $627 for the years ended December 31, 2015, 2014, 2013 and 2012.

(3)
Due to our net operating loss for the year ended December 31, 2015, the ratio of coverage was less than 1:1. To achieve the ratio coverage of 1:1, we would have needed additional earnings of approximately $2.4 billion.

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  EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES